EXHIBIT 99.3

Canagold New Polaris Resource Estimate

CONSENT OF QUALIFIED PERSON

I, Deepak Malhotra, Ph.D., SME-RM consent to the public filing of the technical report titled “The New Polaris Gold Project, British Columbia, Canada 2025 Resource Estimate Update” with an effective date of January 22, 2025 and dated April 2, 2025 (the “technical report”).

I consent to any extracts from, or a summary of, the Technical Report, and any News Releases relating to the report.

I certify that I have read the News Release that the report supports being filed by Canagold and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated: April 2, 2025

“signed and sealed”

______________________________

Deepak Malhotra, Ph.D., SME-RM